UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549


     SCHEDULE 13D


     Under the Securities Exchange Act of 1934

     (Amendment No. 4)*


     LabOne, Inc.
     (Name of Issuer)

     Common Stock $.01 Par Value
     (Title of Class of Securities)

     505 40 E 101
     (CUSIP Number)

     Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
     Kansas City, MO 64108, (816) 292-2000
     (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

     2-8-95
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          (1)  Name of Reporting Person. S.S. or I.R.S.
               Identification No. of Above Person

               Seafield Capital Corporation 43-1039532

          (2)  Check the Appropriate Box          (a)
               if a Member of a Group             (b) X
               (See Instructions)

          (3)  SEC Use Only

          (4)  Source of funds*

               WC

          (5)  Check Box if Disclosure of Legal
               Proceedings is Required Pursuant
               to Items 2(d) or 2(e)

          (6)  Citizenship or Place of Organization

               Missouri

               (7)  Sole Voting Power
Number of
 Shares             10,712,200
Beneficially
 Owned by      (8)  Shared Voting Power
  Each
Reporting           -0-
 Person
  With         (9)  Sole Dispositive Power

                    10,712,200

               (10) Shared Dispositive Power

                    -0-

          (11) Aggregate Amount Beneficially Owned By
               Each Reporting Person

                    10,712,200


          (12) Check Box if the Aggregate Amount in
               Row (11) Excludes Certain Shares*       X



          (13) Percent of Class Represented by Amount in
               Row (11)

               82.1%

          (14) Type of Reporting Person*

               CO


* See Instructions Before Filling Out!

     Item 1. Security and Issuer.

     This Amendment No. 4 ("Amendment No. 4") to Schedule
13D concerns the common stock, par value $.01 per share
("Common Stock") of LabOne, Inc. ("Labone"), whose principal executive offices are at 10310 West 84th
Terrace, Lenexa, Kansas 66214. Amendment No. 4 amends an original report (the "Original Report") on Schedule 13D filed November 29, 1990 respecting Home Office Reference
Laboratory, Inc., the former name of LabOne, as such Original Report has been amended by Amendment No. 1 to
Schedule 13D, dated January 28, 1991 ("Amendment No. 1"),
Amendment No. 2 to Schedule 13D, dated February 17, 1992
("Amendment No. 2"), and Amendment No. 3 to Schedule 13D, dated December 2, 1993 ("Amendment No. 3") (collectively,
Amendments No. 1, No. 2 and No. 3 are sometimes referred to as the "Prior Amendments". The Original Report and the Prior Amendments were filed in paper form; the text of the Original Report and the Prior Amendments is restated herein, in accordance with Regulation S-T,
Section 101(a)(2)(ii).

     Item 2. Identity and Background.

     This report is filed by Seafield Capital Corporation
("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 2600 Grand Boulevard, Suite 500, P.
O. Box 410949, Kansas City, Missouri 64141. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are its ownership position in LabOne, a provider of clinical, substance abuse and insurance laboratory testing services, and its 59% ownership of the common stock of Response Technologies, Inc. ("Response"). Response is a
Tennessee corporation the common stock of which is listed on the American Stock Exchange. Response is engaged in the business of providing advanced cancer treatment services through out-patient centers operated by it, through hospital-based facilities managed by Response and through Response/hospital joint venture facilities.
Through majority-owned subsidiaries, Seafield also engages in insurance premium financing, distribution of radiopharmaceuticals, oil and gas investments, real estate tax consulting and providing insurance information and administrative services. Seafield owns a real estate subsidiary which has been liquidating its holdings since
1992, and various venture capital investments as well as short-term and intermediate-term investment grade securities.

     By means of a press release issued February 10, 1995
(the "Press Release"), a copy of which is attached hereto as Exhibit A and incorporated herein by reference, Seafield announced that it has retained a financial advisor to assist it in considering strategic alternatives to maximize shareholder value. One alternative that Seafield expects to pursue is a merger of Seafield into LabOne. Such a merger would likely be preceded by Seafield's distribution to shareholders, or other disposition by Seafield, of its Response stock and other assets.

     Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield, as previously reported in Amendment No. 3.
Each person listed on Schedule 1 is a United States citizen.

     During the past five years, neither Seafield, nor to its knowledge, any of the persons identified in Schedule
1 has been (i) convicted in a criminal proceeding, or a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other
             Consideration.

     The funds ($1,185,704) used to acquire the 69,100 shares of Common Stock referred to in Item 4 hereof as having been acquired since the acquisitions reported in Amendment No. 3 were derived from Seafield's working capital.

     Also described in Item 4 are several acquisition transactions previously reported in the Original Report and the Prior Amendments. All of the funds ($15,931,750) used to acquire the 1,383,400 shares of Common Stock previously reported in the Original Report and the Prior
Amendments were derived from working capital. Some of those funds represented a portion of the proceeds derived from Seafield's 1990 sale of its former insurance subsidiary, Business Men's Assurance Company of America.

     Item 4. Purpose of the Transaction.

     During the period from the filing of the most recent amendment to the Original Report (i.e., Amendment No. 3, filed December 3, 1993) through the date of this Amendment No. 4, Seafield has acquired 69,100 shares of
Common Stock in several open-market transactions effected in accordance with Rule 10b-18 under the Securities
Exchange Act of 1934 (the "Exchange Act").

     In the Original Report and the Prior Amendments,
Seafield reported two privately negotiated purchases of Common Stock (the first was on November 20, 1990 for
440,800 shares and was the transaction which required
Seafield to file the Original Report respecting its LabOne stock ownership; and the second was on August 8, 1991 for 538,000 shares), and several open-market purchases aggregating 404,600 shares, all of which were effected in accordance with Rule 10b-18 under the Exchange Act.

     All purchases referred to in the two preceding paragraphs were effected pursuant to authorization previously granted in 1990 by Seafield's Board of Directors for the use of up to $20,000,000 for the purchase of shares of LabOne Common Stock. In November,
1993 the Seafield Board increased its authorization for purchase of LabOne Common Stock by $5,000,000; as of this date the remaining authorization is $7.7 million.

     Since the filing of Amendment No. 2, Seafield has been motivated to purchase shares of LabOne Common Stock in part in order to maintain its ownership above 80% of all outstanding Common Stock. In this regard Seafield may acquire additional shares of LabOne Common Stock; it is anticipated that any such acquisitions would be made in the open-market pursuant to Rule 10b-18 under the Exchange Act or in privately-negotiated transactions.

     Seafield has sole voting and investment power with respect to all shares of Common Stock beneficially owned by it.

     Seafield stated in the Original Report and the Prior
Amendments that it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of LabOne, or the disposition of securities of LabOne; (ii) an extraordinary corporate transaction involving LabOne or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of LabOne or any of its subsidiaries; (iv) any change in the present board of directors or management of LabOne;
(v) any material change in the present capitalization or dividend policy of LabOne; (vi) any other material change in LabOne's business or corporate structure; (vii) any change in LabOne's charter or bylaws which may impede the acquisition of control of LabOne by any person; (viii) causing a class of LabOne's securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of LabOne being eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any act similar to those enumerated above.

     In Amendment No. 3, Seafield reported (i) the appointment by LabOne in November 1993 of Bert H. Hood as that company's Chief Executive Officer and of new senior vice presidents in charge of sales/marketing and finance, all in connection with LabOne's efforts to diversify into the clinical laboratory testing business, and (ii) that while no plans or proposals for a sale or other extraordinary transaction involving LabOne then existed, Seafield's objective is to maximize its shareholders' value and in furtherance of that objective Seafield may from time-to-time consider divestiture opportunities respecting any or all of its assets including LabOne.

     The statements in the two preceding paragraphs remain accurate, except that, as described in the Press
Release, Seafield now is contemplating, among various strategic alternatives, pursuing a merger of Seafield into LabOne; such a merger would likely be preceded by a distribution to Seafield shareholders, or other disposition by Seafield, of its Response stock and other assets. Even if a merger agreement is reached with LabOne, it is anticipated that a merger would not occur until the early part of 1996.

     Item 5. Interest in Securities of the Issuer.

          (a), (b), and (c)

          At present and as previously reported in the Original Report and the Prior Amendments (except with respect to 69,100 shares of Common Stock reported herein for the first time), Seafield beneficially owns
10,712,200 shares of LabOne Common Stock. Seafield has sole power to vote and dispose of all of such shares.
Seafield acquired all of said shares for investment purposes.

          The number of shares beneficially owned by Seafield constitutes approximately 82.1% of LabOne's outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of stock options presently outstanding and owned by persons other than Seafield.

          Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of LabOne
Common Stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

                                         Number
          Name                          of Shares

          William D. Grant                34,189
          W. Thomas Grant, II             29,231
          Michael E. Herman                6,217
          Bert H. Hood                   200,206
          P. Anthony Jacobs               21,843
          Steven K. Fitzwater                  5
          James R. Seward                    -0-


     Beneficial ownership of shares of Common Stock by the foregoing individuals includes the following number of shares which such persons have rights to acquire pursuant to stock options which either are presently exercisable or become exercisable within 60 days:
William D. Grant, 20,372; W. Thomas Grant II, 27,431;
Michael E. Herman, 4,400; Bert H. Hood, 200,000; and P.
Anthony Jacobs, 20,343.

     No transaction in shares of LabOne Common Stock were effected during the past 60 days by Seafield or, to its knowledge, any of the persons named in Schedule 1.

          (d) and (e)  Not Applicable.

     Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None

     Item 7. Exhibits.

          (a)  Press Release

          (b)  Services Agreement*


*    Filed as an exhibit to the Original Report in paper;
this Services Agreement has subsequently been terminated, as reported in Amendment No. 3.

     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     SEAFIELD CAPITAL CORPORATION

     By:
            James R. Seward,
            Executive Vice President

     Date:  February 21, 1995

     SCHEDULE 1

     Directors of
     Seafield Capital Corporation

Name, Occupation and Business Address

Lan C. Bentsen, Chairman, Sovereign National Management,
Inc. (Property Management), 123 N. Post Oak Lane, Suite
400, Houston, Texas 77024

John C. Gamble, Managing Partner, Allen Matkins, Leck,
Gamble and Mallory (Law), 18400 Von Karmen, 4th Floor,
Irvine, California 92715

William D. Grant, Consultant to Seafield Capital
Corporation, 2600 Grand Boulevard, Suite 500; Post Office
Box 410949, Kansas City, Missouri 64141

W. Thomas Grant, II, Chairman of the Board and Chief
Executive Officer, Seafield Capital Corporation, 2600
Grand Boulevard, Suite 500; Post Office Box 410949,
Kansas City, Missouri 64141

Michael E. Herman, Private Investor, 9300 Ward Parkway,
Post Office Box 8480, Kansas City, Missouri 64141

P. Anthony Jacobs, President and Chief Operating Officer,
Seafield Capital Corporation, 2600 Grand Boulevard, Suite
500; Post Office Box 410949, Kansas City, Missouri 64141

David W. Kemper, Chairman, President and Chief Executive
Officer, Commerce Bancshares, Inc. (Banking), 1000
Walnut, 18th Floor, Post Office Box 13686, Kansas City,
Missouri 64199

John H. Robinson, Jr., Managing Partner, Black & Veatch
(engineering and construction) Corporate Woods, Building
27, 10975 Grandview, Overland Park, Kansas 66210

James R. Seward, Executive Vice President and Chief
Financial Officer, Seafield Capital Corporation, 2600
Grand Boulevard, Suite 500; Post Office Box 410949,
Kansas City, Missouri 64141

Dennis R. Stephen, Vice President - Life Operations,
Tennessee Farmers Insurance Companies (life insurance),
Post Office Box 307, Columbia, Tennessee 38401


     Executive Officers
     Seafield Capital Corporation

Name and Position

W. T. Grant, II, Chairman of the Board and Chief
Executive Officer, Seafield Capital Corporation

P. Anthony Jacobs, President and Chief Operating Officer,
Seafield Capital Corporation

James R. Seward, Executive Vice President and Chief
Financial Officer, Seafield Capital Corporation

Steven K. Fitzwater, Vice President, Chief Accounting
Officer and Secretary, Seafield Capital Corporation

                    2600 Grand Boulevard,
                    Suite 500
                    Post Office Box 410949
                    Kansas City, Missouri 64141

Bert H. Hood, Chairman, President and Chief Executive
Officer
                    LabOne, Inc. (laboratory testing)
                    10310 West 84th Terrace
                    Lenexa, Kansas 66214

William H. West, M.D., Chairman and Chief Executive
Officer
                    Response Technologies, Inc.
                    1775 Moriah Woods Boulevard
                    Memphis, Tennessee 38117